EXHIBIT 99.1

Magal Wins a $2.1 Million Contract to Secure Perimeters of Two Prisons in Latin America

Press Release: Magal Security Systems Ltd

YEHUD, Israel, January 23, 2012 /PRNewswire/ --Magal Security Systems Ltd. (NASDAQ GMS: MAGS) today announced that it has won a US$2.1 million contract to supply and install multi-layer Perimeter Intrusion Detection Systems (PIDS) for two new high security prisons in Latin America.

The multi layered solutions are mostly based on Magal's core products: volumetric covert buried cable detection systems, microwaves systems, fence mounted cable sensors and several third party complementary products. The contract also includes integration through Magal's proprietary control system and into a third party software system.

"In 2011, we saw substantial revenue growth in Latin America over the previous year," commented Mr. Eitan Livneh, President and CEO of Magal S3."This new win is an excellent start to what we expect will be another good year for Magal in this strategic region."

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique homegrown products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine

•
Command and Control systems - with Fortis4G flagship - a new generation cutting edge Physical Security Information Management system (PSIM) that enhances command, control and dispatch, both during routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com